Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2010

The following discussion and analysis reviews the operating results, financial position and liquidity, risks and industry trends affecting the financial results of Chai-Na-Ta Corp. Additional comments relate to changes made to operations since the year-end and their expected financial impact.

This commentary has been prepared as of November 24, 2010 and should be read in conjunction with the unaudited interim consolidated financial statements as at September 30, 2010 and for the three and nine month periods ended September 30, 2010 and 2009 and their accompanying notes prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The discussion and analysis should also be read in conjunction with the 2009 annual audited financial statements and MD&A which can be found on the Company’s website. Amounts are expressed in Canadian dollars, unless otherwise specified.

Some of the statements made in this MD&A are forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives, or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

OVERVIEW

Chai-Na-Ta Corp. is one of the world’s largest suppliers of North American ginseng and is headquartered in Richmond, British Columbia, Canada, with farming operations in Ontario. The Company completed the termination of its farming operations in British Columbia in 2009 after the last ginseng crops were harvested in 2008. The Company continues to maintain and harvest its ginseng crops in Ontario but has not planted ginseng crops since 2008 and currently has no plans to plant additional crops. The Company’s wholly owned subsidiary in Hong Kong is responsible for the marketing and distribution of its products in China, Hong Kong and Southeast Asia. The Company also sells graded root and ginseng-based value-added products in Canada.

The Company recorded a gross margin of $246,000 on sales of $5.7 million for the nine months ended September 30, 2010 compared to a gross margin of $391,000 on sales of $6.0 million in the prior year. The gross margin during the nine month periods ended September 30, 2010 was due to the sale of ginseng harvested in Ontario in 2009 and due to the sale of ginseng seeds. Revenue is lower in the current year because about one third of the 2009 harvest ginseng were sold and delivered to customers in the fourth quarter of the current fiscal year.

The Company recorded a net loss of $45,000 for the nine months ended September 30, 2010 compared to net earnings of $654,000 for the same period in the prior year. The net earnings in the prior year were primarily the result of government supplements of $954,000.

OUTSTANDING SHARE DATA AS AT NOVEMBER 24, 2010

Authorized	Number of Shares
Common Shares	Unlimited
Preferred Shares	21,000,000

Issued and Outstanding
Common Shares	34,698,157
Preferred Shares	-

Options Outstanding	-

RESULTS OF OPERATIONS

Revenue increased to $2.9 million in the third quarter of 2010 from $1.3 million in the third quarter of the previous year and decreased to $5.7 million for the nine months ended September 30, 2010 compared to $6.0 million for the nine months ended September 30, 2009. The Company completed the sale of its entire inventory from the 2008 harvest in British Columbia in the second quarter of 2010 and has completed the sale of two thirds of its 2009 Ontario harvest as at September 30, 2010. The average selling price per pound decreased to $8.60 per pound in 2010 compared to $8.80 in the first nine months of 2009. The Company has sold 644,000 pounds of bulk root in the nine months ended September 30, 2010 compared to 666,000 pounds in the first nine months of 2009. The Company has contracts in place to sell the remainder of its 2009 harvest inventory and will complete the sale of all remaining inventory in the fourth quarter of 2010.

Cost of goods sold was 88% of sales revenue in the third quarter of 2010, compared to 107% in the previous year period and was 96% of sales revenue for the nine months ended September 30, 2010 compared to 93% for the nine months ended September 30, 2009. Gross margin was 12% of sales in the third quarter of 2010 compared to a gross loss of 7% for the same period in 2009. Gross margin was 4% of sales for the nine months ended September 30, 2010 compared to a gross margin of 7% for the same period in 2009. The gross margin for the three and nine months ended September 30, 2010 was the result of the sale of ginseng harvested in Ontario in 2009 and due to the sale of ginseng seeds harvested in 2009. The gross margin achieved during the nine month period ended September 30, 2009 was a result of the fulfillment of a contract made with a Canadian customer for the supply of ginseng prongs and fibres.

For the three months ended September 30, 2010, selling, general and administrative expenses decreased to $185,000 compared to $237,000 for the three months ended September 30, 2009. For the nine months ended September 30, 2010, selling, general and administrative expenses decreased to $602,000 compared to $704,000 for the nine months ended September 30, 2009. Management continues to reduce selling, general and administrative expenses below previous year levels despite increasing cost pressures. For the three and nine month periods ended September 30, 2009, the Company also incurred $18,000 and $467,000, respectively, in expenses related to the termination of farming operations in British Columbia.

Interest on short-term debt which arose in 2009 from the Company’s bank indebtedness has been eliminated in 2010 due to the Company being in a positive cash position throughout 2010.

Interest on long-term debt increased to $120,000 in the third quarter of 2010 from $63,000 in the third quarter of 2009 and increased to $314,000 in the first nine months of 2010 from $240,000 in the first nine months of 2009. The increase in interest on long-term debt is primarily due to the change in interest rate on the Company’s long-term borrowings. Prior to March 1, 2010, the borrowing rate on the Company’s long-term debt was based on the variable Hong Kong Interbank Offered Rate (“HIBOR”) and London Interbank Offered Rate (“LIBOR”) which were at low levels throughout 2009. In August 2009, the Company agreed to an extension of its long-term debt facility which included a change to a fixed interest rate of 6.25% on March 1, 2010.

For the three months ended September 30, 2010, the Company incurred operating income of $41,000 compared to an operating loss of $402,000 for the three months ended September 30, 2009. For the nine months ended September 30, 2010, the Company incurred an operating loss of $670,000 compared to $1,056,000 for the nine months ended September 30, 2009. For the three month period ended September 30, 2010, the operating income was a result of the sales of 2009 harvest inventory from Ontario which was sufficient to cover operating expenses and interest for the period. For the nine month period ended September 30, 2010, the operating losses decreased due to the expenses related to the termination of operations in British Columbia in 2009.

The Company had other income of $214,000 for the three months ended September 30, 2010 compared to $266,000 for the three months ended September 30, 2009. The decrease in other income is primarily due to $108,000 in foreign exchange gains in 2010 compared to $216,000 in 2009. The Company had other income of $625,000 for the nine months ended September 30, 2010 compared to $1.7 million for the nine months ended September 30, 2009. The decrease in other income is primarily due to $954,000 in government supplements received in 2009. Government supplements include funds received from Agriculture Canada as compensation for cost of production increases and reduced margins of the Company's farming operations in prior years net of program participation fees and related costs. The Company also had $29,000 in foreign exchange gains in the nine month period ended September 30, 2010 compared to $383,000 in foreign exchange gains in the nine month period ended September 30, 2009.

For the three months ended September 30, 2010, the Company incurred net earnings of $255,000, or $0.01 per basic share, compared to a net loss of $136,000, or less than $0.01 per basic share, for the three months ended September 30, 2009. For the nine months ended September 30, 2010, the Company incurred a net loss of $45,000, or less than $0.01 per basic share, compared to net earnings of $654,000, or $0.02 per basic share, for the corresponding period last year. The net loss incurred in 2010 compared to the net earnings in 2009 is primarily a result of the government supplements received in 2009.

The Company did not declare any dividends on any class of shares during the nine months ended September 30, 2010 or for any period in the previous three fiscal years ended December 31, 2009.

QUARTERLY RESULTS OF OPERATIONS

The following table sets forth unaudited quarterly information for each of the eight quarters ended December 31, 2008 through September 30, 2010. This information has been derived from unaudited interim consolidated financial statements that, in the opinion of the Company’s management, have been prepared on a basis consistent with the audited annual consolidated financial statements.

(Stated in Thousands of Canadian Dollars except per share amounts)	2010			2009				2008
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Total revenue	$2,892	1,980	825	980	1,265	1,766	2,930	1,672
Write-downs	-	(170)	-	(14)	-	-	-	(1,498)
Operating income (loss)	41	(471)	(240)	(354)	(402)	(84)	(570)	(1,664)
Net earnings (loss)	255	(158)	(142)	15	(136)	1,478	(688)	(2,084)
Net earnings (loss) per share: Basic and diluted	$0.01	(0.00)	(0.00)	0.00	(0.00)	0.04	(0.02)	(0.06)

Ginseng crops are harvested in the fall of every year, revenue and earnings tend to be higher in first two quarters of the following year as the harvested roots are usually sold. However, this has not been the case in 2010 as the majority of the Company’s 2009 harvest inventory has been shipped to customers in the third and fourth quarters of 2010. Significant fluctuations in revenue and earnings in any period are impacted by the quantity and quality of root sold, the selling price of such root, and the relative strength of the Canadian dollar to the currencies used by customers.

LIQUIDITY AND CAPITAL RESOURCES

Cash used by operations was $175,000 for the three months ended September 30, 2010, compared with $239,000 for the same period in 2009. The cash used by operations was $145,000 for the nine months ended September 30, 2010, compared with cash provided by operations of $2.5 million for the same period in 2009. For the nine month period ended September 30, 2010, the decrease in cash provided by operation was primarily due to the government supplement funds received in 2009 and due to the cash provided in 2009 by the sale of the final harvest of ginseng crops in British Columbia in 2008.

Crop cost expenditures before depreciation and interest totalled $781,000 for the three months ended September 30, 2010 compared to $1.0 million for the same period in the prior year, while expenditures totalled $1.7 million in the first nine months of 2010 compared to $2.2 million in the first nine months of 2009. The decrease in expenditures on crop costs in the current year is due to a reduction in the number of acres under cultivation in Ontario as no additional acres were planted in 2009 or 2010.

The Company’s cash as at September 30, 2010 was $1.6 million compared to a balance of $2.5 million at December 31, 2009, a decrease of $913,000. The cash balance has decreased due to the repayment of long-term debt of $1.3 million for the nine months ended September 30, 2010. The working capital position of the Company at September 30, 2010 was a surplus of $6.0 million compared to a surplus of $8.9 million at December 31, 2009. The working capital has decreased as the proceeds from sales are primarily used to reduce long-term debt and to fund both current and long-term crop cost expenditures.

As at September 30, 2010, the Company had received $673,000 in deposits from customers. These deposits are on orders that management expects will be fulfilled in the final quarter of 2010.

On September 1, 2009 the Company agreed to an extension of an existing HK$51.5 million loan facility. The Company has repaid HK$10.0 million ($1.3 million) during the current year and is required to repay an additional HK$10.0 million ($1.3 million) by August 31, 2011, The remaining amount ($4.2 million) is to be repaid by August 31, 2012 in apportionments of HK$1.3 million and US$3.9 million. The loan is unsecured and bears interest at 6.25%. During the three and nine month periods ended September 30, 2010, the Company incurred interest of $120,000 and $314,000 (2009 - $53,000 and $240,000), respectively, which has been included in interest on long-term debt on the statement of operations and deficit.

The Company believes that its existing cash resources, together with the cash generated from future sales of inventory and the current borrowings, will be sufficient to meet its working capital and operating requirements for the next twelve months. If the Company cannot generate sufficient cash from its existing resources, it will become necessary to secure additional financing; however there is no assurance that additional financing will be available or available on terms favourable to the Company. If the Company cannot generate sufficient cash and if it cannot secure additional financing, the Company's ability to repay the loan to More Growth and continue as a going concern will be dependant on the continuing support of its principal shareholder and its creditors.

As at September 30, 2010, the Company had contractual obligations and commercial commitments outlined in the table below:

Contractual Obligations (Stated in Canadian Dollars)		Payments Due by Period
	Total	Less Than 1 Year	1 - 3 Years	3 - 5 Years	More Than 5 Years
Long-term debt (1)	$6,261,000	$1,785,000	$4,476,000	$-	$-
Operating leases (2)	132,000	92,000	40,000	-	-
Agricultural land leases (3)	90,000	45,000	45,000	-	-
Total Contractual Obligations	$6,483,000	$1,922,000	$4,561,000	$-	$-

(1)	Long-term debt includes the loan from More Growth at an interest rate of 6.25% and includes accrued interest and estimated future interest payments.

(2)	Operating leases comprise of the Company’s long-term leases of equipment, office facilities and vehicles.

(3)	Agricultural land leases include land rentals in Ontario for the cultivation of ginseng.

The Company is committed to maintaining its ginseng crops from the time of initial planting to the time of harvesting, which usually takes three to four years. The cost of maintaining these crops is financed through the sale of inventory and available borrowings. This commitment is not included in the Contractual Obligations table.

RELATED PARTY TRANSACTIONS

The Company pays management fees to Wai Kee Holdings Limited (“Wai Kee”) for performing sales, accounting and administrative services for CNT Trading (Hong Kong) Limited, a subsidiary of the Company. Wai Kee is a Hong Kong based publicly traded company which owns 38% of the shares of the Company and has a director in common with the Company. For the three and nine month periods ended September 30, 2010, the Company paid management fees of $15,000 and $51,000 (September 30 2009 - $27,000 and $87,000), respectively, of which $10,000 remains outstanding and is included in accounts payable and accrued liabilities on the consolidated balance sheet.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and other disclosures as at the end of or during the reporting periods. Actual results may differ from these estimates and from judgments made under different assumptions or conditions.

The following items require the most significant estimates and judgments in the preparation of the Company’s financial statements:

Inventory

The Company periodically reviews the carrying value of inventory to determine if write-downs are required to state the inventory at the lower of cost and net realizable value. The determination of net realizable value reflects management’s best estimate of the expected selling price of the roots as well as consideration of qualitative factors such as size, shape, colour and taste. The carrying value of inventory also reflects management’s expectation that the inventory will eventually be sold. Although management does not believe that additional provisions are required to align the carrying value of certain inventory with its net realizable values, future events may indicate that the inventory is not saleable or that such inventory is not saleable at prices above carrying value.

Ginseng Crops

The Company uses the full absorption costing method to value its ginseng crops and periodically reviews their carrying value for evidence of impairment. Included in the cost of crops are seed, labour, applicable overhead, interest and supplies required to bring them to harvest. The determination of impairment requires complex calculations and significant management estimation with respect to future costs to bring crops to harvest; demand for and the market price of harvested ginseng roots; and expectations as to the yield and quality of ginseng roots harvested. The estimation process is further complicated by the relatively long growing cycle of three to four years and the fact that roots remain underground. Although the Company’s assumptions reflect management’s best estimates, future events may result in materially different outcomes with respect to the recoverability of ginseng crop costs and the time required bringing the crops to harvest.

Income Taxes

The Company estimates its income taxes in each of the jurisdictions that it operates. The process involves estimating the current income tax exposure, together with assessing temporary differences from different treatment of items for tax and accounting purposes. These differences result in future tax assets and liabilities that are included in the consolidated balance sheet to the extent that a net future income tax asset or liability exists. The valuation of any future income tax assets or liabilities is reviewed quarterly and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount. The process of determining if a valuation allowance is necessary includes estimates of the recoverability of inventory and ginseng crops as detailed above and an estimate of future interest expense. Future events may result in a materially different outcome than is estimated with respect to the recoverability of both inventory and ginseng crops.

CONVERSION TO NEW ACCOUNTING STANDARDS

In April 2008, the Canadian Accounting Standards Board confirmed that on January 1, 2011 Canadian General Accepting Accounting Principles (“Canadian GAAP”) will be replaced by International Financial Reporting Standards (“IFRS”) for publicly accountable enterprises. Management initiated its IFRS changeover plan in 2009 but has now suspended its changeover to IFRS and intends to convert to United States Generally Accepted Accounting Principles (“US GAAP”) instead of IFRS on January 1, 2011. Management believes that the conversion to US GAAP will be much less onerous and costly as the Company already reconciles to US GAAP annually as part of its filings with the United States Securities Exchange Commission.

The Company has identified the following differences between Canadian GAAP and US GAAP which have a material impact on the financial statements of the Company.

Under Canadian GAAP, interest relating to expenditures on ginseng crop costs has been capitalized. The interest is included in inventory when the ginseng crops are harvested and cost of goods sold when the inventory is sold. Under US GAAP, the portion of interest relating to expenditures on ginseng crop costs would not be eligible for capitalization to ginseng crop costs. The amount would be expensed as period costs and accordingly, the carrying value of crop costs and inventory under US GAAP would be different. Similarly, interest that had been capitalized under Canadian GAAP and included in cost of sales would not have been reported as cost of sales for the period under US GAAP since such costs would have previously have been expensed as period costs.

Under Canadian GAAP, inventory and ginseng crops are recorded at the lower of cost or estimated net realizable value. Any write-down to estimated net realizable value can be reversed in subsequent periods if there is a change in circumstances which result in an increase in the estimated net realizable value. Under US GAAP, inventory and ginseng crops are also recorded at the lower of cost or estimated net realizable value but there is no allowance to reverse a write-down to estimated net realizable value as there is under Canadian GAAP.

Under Canadian GAAP, interest and finance charges are presented as operating expenses and are included in the calculation of operating income. Under US GAAP, interest and finance charges would be presented as non-operating expenses and would therefore be excluded from the calculation of operating income.

As a result of these differences, the balance sheet of the Company as at September 30, 2010 would change under US GAAP as follows:

(Stated in Canadian Dollars)	Canadian GAAP	US GAAP	Increase (Decrease) in Shareholders' Equity
Assets
Inventory	$1,458,000	$1,293,000	$(165,000)
Short-term ginseng crops	4,883,000	4,879,000	(4,000)
	$6,341,000	$6,172,000	$(169,000)
Shareholders' Equity	$7,148,000	$6,979,000	$(169,000)

The statement of operations for the three month period ended September 30, 2010 would change under US GAAP as follows:

(Stated in Canadian Dollars)	Canadian GAAP	US GAAP	Increase (Decrease) in Earnings

Cost of goods sold	$2,546,000	$2,303,000	$243,000
Operating income	$41,000	$439,000	$398,000
Net earnings	$255,000	$498,000	$243,000

The statement of operations for the nine month period ended September 30, 2010 would change under US GAAP as follows:

(Stated in Canadian Dollars)	Canadian GAAP	US GAAP	(Decrease) in Earnings

Cost of goods sold	$5,451,000	$5,118,000	$333,000
Operating loss	$(670,000)	$(23,000)	$647,000
Net earnings (loss)	$(45,000)	$288,000	$333,000

There was no change in interest expense during the three and nine month periods ended September 30, 2010 as the Company did not capitalize any interest under Canadian GAAP.

RISKS AND UNCERTAINTIES

The Company’s revenue and earnings are affected by the world price of ginseng root, which is determined by reference to factors including the supply and demand for North American ginseng root, negotiations between buyers and sellers, the quality and aesthetic characteristics of the root and the relative strength of the Canadian dollar to the currencies used by the Company’s customers. A percentage change in the market price of ginseng root tends to have a corresponding impact on the revenue reported by the Company.

The Company identifies Canada as the primary economic environment in which it operates, and uses the Canadian dollar as its functional currency except for its active foreign subsidiary that operates in Hong Kong and which uses the Hong Kong dollar as its functional currency. A major portion of the Company’s long-term debt is denominated in Hong Kong dollars. A minor portion of the Company’s revenue and receivables is denominated in Hong Kong dollars. The Company monitors its exposure to foreign exchange risk and balances its foreign currency holdings to reduce exposure to any one currency by engaging in foreign exchange contracts and by repatriating any excess funds.

The Company’s revenue is derived principally from the sale of ginseng roots to a limited number of customers that are concentrated in Asian markets. In order to manage its credit risk, the Company carefully monitors credit terms, investigates credit history and grants credit to customers with established relationships or acceptable credit ratings. Payments or deposits are usually received before shipments of inventory. Inventory may be held as security until payment is received, when such relationships have not been established. As the Company’s significant customers do not necessarily use the ginseng themselves but instead distribute the ginseng to smaller wholesalers, distributors and retailers, the Company does not believe that it is economically dependent on any one customer or that the loss of any one wholesaler would impact the Company’s ability to market roots through other channels. There can be no assurance, however, that adverse changes in the above noted factors will not materially affect the Company’s business, financial condition, operating results and cash flows.

The Company is exposed to currency exchange risk as a result of its international markets and operations. The majority of the Company’s revenue comes from buyers who are located outside of Canada and as a result, the selling price that the Company can achieve in those markets is exposed to changes in exchange rates. The Company has debt denominated in foreign currency and therefore the interest and repayment of debt is exposed to fluctuations in foreign exchange rates. The Company engages in foreign exchange contracts to help mitigate this risk.

FINANCIAL INSTRUMENTS

Financial instruments of the Company are represented by cash, accounts receivable and other assets, bank indebtedness, accounts payable and accrued liabilities and long-term debt. The carrying value of these instruments approximates their fair value due to the short-term maturity of such items or their bearing market related rates of interest. The Company also has financial instruments disclosed in Note 9 to the consolidated financial statements which comprise of foreign exchange forward contracts.

OUTLOOK

In the short-term, the Company will focus its attention on its farming operations to maximize the yield and quality of roots while it continues to maintain and harvest ginseng crops in Ontario. The Company decided not to plant new crops in Ontario in 2009 and 2010 and currently has no plans to plant ginseng in the future.

ADDITIONAL INFORMATION

Additional information with respect to the Company is available on the SEDAR website at www.sedar.com